Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

February 13, 2014

Nicholas P. Panos, Senior Special Counsel

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

Washington, DC  20549

Re:

RMG Networks Holding Corporation
Amendment No. 1 to Schedule TO-I
Filed February 6, 2014

File No. 005-86187

Preliminary Proxy Statement on Schedule 14A

Filed February 6, 2014
File No. 001-35534

Dear Mr. Panos:

RMG Networks Holding Corporation (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) an amendment to its preliminary proxy statement on Schedule 14A (File No. 001-35534). As discussed, the Company will file an amendment to its Schedule TO (File No. 005-86187), including a second amended and restated Offer Letter and related tender offer documents, when it files a definitive proxy statement on Schedule 14A (which Offer Letter will be in the same form as that to be filed with the definitive proxy statement). On behalf of the Company, we hereby respond to the comments of the staff (the “Staff”) of the Commission contained in its letter dated February 11, 2014. For ease of reference, the text of each of the Staff’s comments is included in bold-face type below, followed by the Company’s response. Capitalized terms that are not defined herein have the meanings assigned to them in the Offer Letter.

Preliminary Proxy Statement on Schedule 14A

1.

We note that the revisions added in response to prior comment 5 relate to beneficial ownership of common stock. As consents are being solicited only from the holders of “Public Warrants,” the disclosure provided pursuant to Item 6(d) of Schedule 14A should also relate only to that class of securities. Please revise.

RESPONSE:

The Company has revised the beneficial ownership table to include information regarding beneficial ownership of Warrants by officers, directors and 5% or greater holders.

Schedule TO-I

Item 10.  Financial Statements

2.

Please expand the revisions in response to prior comment 9 to disclose, if material, the pro forma effect on the ratio of earnings to fixed charges. See Item 1010(b)(2) of Regulation M-A.

RESPONSE:

The Company supplementally advises the Staff that the warrant exchange would have no pro forma effect on the ratio of earnings to fixed charges. In response to Comment No. 3 below, the Company has revised the summary financial information to disclose the ratio of earnings to fixed charges for the periods presented in the summary financial information, and has indicated that the warrant exchange would have no effect on the ratio.

GREENBERG TRAURIG, LLP  ■  ATTORNEYS AT LAW  ■  WWW.GTLAW.COM

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Nicholas P. Panos, Senior Special Counsel

United States Securities and Exchange Commission

February 13, 2014

3.

The revisions added in response to prior comment 10 appear to omit much of the information required by Item 1010(c)(1) of Regulation M-A, including, among other things, current and noncurrent assets, current and noncurrent liabilities and gross profit. Please revise to include such information. Please also revise to disclose the information required by Item 1010(c)(2) and (4) of Regulation M-A and, if material, the information required Item 1010(c)(6) as it relates to those items of disclosure.

RESPONSE:

The Company has revised the summary financial information to include all of the referenced information.

*          *          *

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned should you have any questions or if you would like to discuss any of the above responses.

Sincerely yours,

/s/ Jason Simon

Jason Simon